Exhibit 99.1

JBS Leadership Rings ‘Opening Bell’ at New York Stock Exchange to Mark U.S. Listing

Company Provides Strategic Business Update at NYSE Investor Day

SAO PAULO and GREELEY, Colo. – June 25, 2025 – JBS (NYSE:JBS), a premier global food company, today marked its recent listing on the New York Stock Exchange (NYSE) with a bell-ringing ceremony, and presented its global strategy for growth and value creation. The event brought together members of the financial community for a presentation at the NYSE, where JBS leadership outlined key priorities and opportunities across its global operations.

Ahead of the investor event, JBS executives marked the occasion by ringing the opening bell — an honor personally conducted by Mr. José Batista Sobrinho, known as Zé Mineiro, the founder of JBS. Mr. Zé Mineiro established the company in 1953 in Anápolis, Goiás, starting from a small butcher shop. The company’s name, JBS, carries his initials — a lasting tribute to its origins. More than 70 years later, JBS has grown into a global company that continues to honor its roots while feeding people around the world.

“This is the beginning of an exciting new chapter for JBS,” said JBS CEO Gilberto Tomazoni. “Our recent listing on the NYSE is the culmination of incredibly hard work of teams in every corner of our global organization and better positions JBS to fulfill our ambitions to be the world’s leading food company. Through key growth projects, JBS can meet the strong consumer demand for high-quality proteins and build on the win-win relationships we have established with our producer partners. We are grateful for the opportunity to engage with our U.S.-based investors and look forward to continuing to showcase our vision to feed a growing world, while creating a better future for our team members and the communities in which we operate.”

Before the bell-ringing ceremony, Mr. Wesley Batista, controlling shareholder of JBS, delivered a brief speech to guests and investors. “While we grow and adapt, our way of working remains the same. We are focused. We are disciplined. We are determined to be the best in all that we do,” he said — a message that reflects the company’s mission and enduring commitment to operational excellence across its global operations.

Speaking to an audience of more than 100 analysts and investors, JBS presented its long-term growth and value creation strategy, key areas of investment across its global operations. The presentation was led by Wesley Batista, controlling shareholder of JBS; Wesley Batista Filho, CEO of JBS USA; Gilberto Tomazoni, Global CEO; and Guilherme Cavalcanti, Global CFO.

Further information, including supporting materials from the investor meeting, can be on the company’s website: https://jbsglobal.com

About JBS

JBS is a leading global food company offering a diversified portfolio of high-quality poultry, pork, beef, lamb, fish and plant-based products. The company employs more than 280,000 people, with operations in 17 countries, including Brazil, the United States, Canada, the United Kingdom, Australia and China. Globally, JBS offers a broad portfolio of brands known for their excellence and innovation, including Friboi, Seara, Swift, Pilgrim’s Pride, Moy Park, Primo, Just Bare, and many others, which reach consumers in 190 countries daily. The company invests in related businesses such as leather, biodiesel, collagen, personal care and cleaning products, natural casings, solid waste management solutions, recycling, and transportation, focusing on the circular economy. JBS prioritizes a best-in-class food safety program, while adopting leading sustainability and animal welfare practices throughout its value chain, to feed people around the world more sustainably. Visit jbsglobal.com to learn more.

Forward-Looking Statements

This press release contains certain statements, including estimates, projections, statements relating to business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, that are “forward-looking statements,” as defined under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “may,” “opportunity,” “outlook,” “plan,” “project,” “should,” “strategy,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. These statements are based on the current expectations of the management of JBS and are subject to uncertainty and to changes in circumstances. In addition, these statements are based on a number of assumptions that are subject to change. This press release also contains estimates and other information concerning the industry in which the JBS Group operates, that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information. Many factors could cause actual results to differ materially from these forward-looking statements including unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management and expansion and growth of JBS’ operations. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on JBS’ consolidated financial condition, results of operations or liquidity. Forward-looking statements included herein are made as of the date hereof, and JBS undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

Contacts:

Media

media@jbsglobal.com

Investors

JBS IR Team

ri@jbs.com.br